SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of June, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

29 June 2015

Aviva appoints Mrs Belén Romana García as an Independent Non-Executive Director

Aviva plc ("Aviva" or the "Company") has appointed Mrs Belén Romana García as an independent non-executive director of the Board with effect from 26 June 2015. She will also join the Governance, Nomination and Risk Committees.

Belén is a former Head of the Spanish Treasury and previously President and Chairman at Sareb, the management company for assets arsing from the Spanish banking sector reorganisation. Belén has a broad range of European experience gained from her executive and non-executive career, including prior independent non-executive positions on boards and committees of AGEAS (previously Fortis), Acerinox (stainless steel manufacturing conglomerate) and Benesto (banking).

Sir Adrian Montague, Chairman, said:
"Belén's experience as both an executive and a non-executive in the financial services sector, and in international policy making and regulation will be invaluable to Aviva. She is a highly respected former civil servant and a business leader who will make a strong contribution to Aviva and I welcome her to the Board."

Enquiries:

Media

Nigel Prideaux                                                                                              +44 (0)20 7662 0215
Andrew Reid                                                                                                +44 (0)20 7662 3131

Analysts

Colin Simpson                                                                                             +44 (0)20 7662 8115
David Elliot                                                                                                  +44 (0)20 7662 8048

Notes to editors:

• In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Belén Romana García.

• At the date of this announcement, Belén Romana García has no beneficial interests in ordinary shares of Aviva.
• Belén Romana García's appointment has been approved by the Financial Conduct Authority and Prudential Regulatory Authority.
• Aviva provides life insurance, general insurance, health insurance and asset management to 34* million customers, across 16 markets worldwide.

• In the UK we are the leading insurer serving one in every four households and have strong businesses in selected markets in Europe, Asia and Canada. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

• Aviva's asset management business, Aviva Investors, provides asset management services to both Aviva and external clients, and currently manages over £245 billion in assets.
• Aviva helps people save for the future and manage the risks of everyday life; we paid out £24.6 billion in benefits and claims in 2014.
• By serving our customers well, we are building a business which is strong and sustainable, which our people are proud to work for, and which makes a positive contribution to society.
• The Aviva media centre at http://www.aviva.com/media/ includes company information, images, and a news release archive.
• For an introduction to what we do and how we do it, please click here http://www.aviva.com/about-us/aviva/
• For broadcast-standard video, please visit http://www.aviva.com/media/b-roll-library/
• Follow us on twitter: www.twitter.com/avivaplc/

* Before the deduction of overlapping customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 June, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary